Insider transaction detail - View details for insider with remarks

Transactions sorted by : Insider Insider company name : Talisman Energy Inc. ( Starts with ) Filing date range : June 5, 2007 - June 5, 2007

Insider name:	TALISMAN ENERGY INC.

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:
The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance

Issuer name:	Talisman Energy Inc.

Insider's Relationship to Issuer:	1 - Issuer

Security designation:	Common Shares

979307	2007-05-11	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,780,600	21.4258	1,780,600
General remarks:	NCIB

979309	2007-05-14	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+968,200	21.5421	2,748,800
General remarks:	NCIB

979311	2007-05-15	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,200,000	21.3955	3,948,800
General remarks:	NCIB

979313	2007-05-16	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+991,200	21.1887	4,940,000
General remarks:	NCIB

979314	2007-05-17	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+473,100	21.6940	5,413,100
General remarks:	NCIB

979317	2007-05-18	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+700,000	21.8864	6,113,100
General remarks:	NCIB

979322	2007-05-22	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	21.9258	6,613,100
General remarks:	NCIB

979325	2007-05-23	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+452,700	21.9681	7,065,800
General remarks:	NCIB

979330	2007-05-23	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,748,800	4,317,000
General remarks:	Shares purchased for cancellation pursuant to NCIB were cancelled.

979333	2007-05-24	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,000,000	21.7636	6,317,000
General remarks:	NCIB

979335	2007-05-25	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+700,000	21.9724	7,017,000
General remarks:	NCIB

979337	2007-05-28	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+441,100	21.9168	7,458,100
General remarks:	NCIB

979339	2007-05-29	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-6,317,000	1,141,100
General remarks:	Shares purchased for cancellation pursuant to NCIB were cancelled.

979342	2007-05-30	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,500,500	21.8242	2,641,600
General remarks:	NCIB

979346	2007-05-31	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,141,100	1,500,500
General remarks:	Shares purchased for cancellation pursuant to NCIB were cancelled.

979349	2007-06-04	2007-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,500,500	0
General remarks:	Shares purchased for cancellation pursuant to NCIB were cancelled.